Asthmatx, Inc.
1340 Space Park Way
Mountain View, California 94043
(650) 810-1100
November 27, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tim Buchmiller
Division of Corporate Finance

Re:	Asthmatx, Inc. (the “Registrant”)
Registration Statement on Form S-1 (Registration No. 333-135997)
Dear Mr. Buchmiller:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby applies for an order consenting to the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-135997, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on July 24, 2006. In light of current market conditions, the Registrant has determined not to effect the initial public offering to which the Registration Statement relates at this time.
     Please be advised that no shares of the Registrant’s common stock were sold in connection with the proposed initial public offering.
     Upon grant of the Commission’s consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state “Withdrawn upon the request of the registrant, the Commission consenting thereto,” and which is to be included in the file for the Registration Statement.
     If you have any questions regarding the foregoing application for withdrawal, please contact Thomas J. Hall at (650) 335-7893.

ASTHMATX, INC.
By:	/s/ Christopher P. Lowe
Christopher P. Lowe
Chief Financial Officer